EXHIBIT 1

Investor Contacts: Avi Stern, CFO +972.3.767.4333 avi.stern@alvarion.com Elana Holzman, VP IR +972.3.645.7892 elana.holzman@alvarion.com

Alvarion® Reports Fourth Quarter and Full Year 2012 Results

Financial results reflect continuing business of Vertical and Carrier Unlicensed solutions

Tel Aviv, March 4, 2013 — Alvarion® Ltd. (NASDAQ:ALVR) a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced its financial results for the fourth quarter and year ended December 31, 2012.  All results in this release reflect continuing operations unless otherwise noted.

Fourth Quarter Highlights

•	Revenues of $8.2 million, a 25.4% sequential decrease
•	GAAP net loss from continuing operations of ($0.08) per share; non-GAAP net loss of ($0.07) per share

2012 Highlights

•	Revenues of $50.0 million, a 30.9% decrease compared to 2011
•	GAAP net loss from continuing operations of ($0.37) per share; non-GAAP net loss of ($0.23) per share
•	Debt reduced from $30 million to $11 million over the 12 month period ending December 31, 2012

Management Comments

“The announcement regarding the definitive agreement to sell our carrier licensed business marks a new strategic direction at Alvarion, one that we believe will deliver shareholder value in the long run.  Once the sale is complete, Alvarion will transform into a “pure play” in the wireless broadband market in the unlicensed frequencies, where we target two market segments: private and public networks in vertical markets and the carrier Wi-Fi market,” said Hezi Lapid, President and Chief Executive Officer of Alvarion. “We believe that these two markets hold significant growth potential for us and that we have the right product offering to successfully compete”.

Lapid added, “2012 was a challenging year for Alvarion. Nonetheless, the agreement to sell our carrier licensed business marks a significant step forward in executing our new strategic plan for the company. Together with other actions taken over the past several months, we believe that we have made significant progress and expect to complete our turnaround successfully.”

Fourth Quarter 2012 Results

Fourth quarter and full year 2012 results and all comparative periods reflect results of operation of the Company’s continuing vertical and carrier unlicensed solutions business and classify the licensed carrier business as discontinued operations.

In the fourth quarter of 2012, revenues were $8.2 million, a decrease of 25.4% from $10.9 million in the third quarter of 2012, and a decrease of 59.1% from $19.9 million in the fourth quarter of 2011.

GAAP net loss in the fourth quarter of 2012 was ($5.2) million, or ($0.08) per share. This compares to GAAP net loss of ($8.8) million, or ($0.14) per share, in the third quarter of 2012. GAAP results in the third quarter included inventory write-off of approximately $4.2 million, amortization of intangible assets, acquisition related expenses and stock-based compensation.  GAAP net loss in the fourth quarter of 2011 was ($6.3) million, or ($0.10) per share, and included acquisition related expenses, other charges, amortization of intangible assets and stock-based compensation.

On a non-GAAP basis, excluding loss from discontinued operations, stock-based compensation and other charges, the Company reported a net loss of ($4.3) million, or ($0.07) per share, compared with a non-GAAP net loss of ($3.7) million, or ($0.06) per share, in the third quarter of 2012, and non-GAAP net income of $0.8 million, or $0.01 per share, in the fourth quarter of 2011.

In addition, the Company reported a net loss per share from discontinued operations of ($0.19) for the fourth and third quarters of 2012, compared to a net loss per share of ($0.10) for the fourth quarter of 2011.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the fourth quarter and full year of 2012 and the comparative periods.

Cash used in continuing operations in the fourth quarter of 2012 was $5.3 million.  As of December 31, 2012, cash, cash equivalents and investments, including restricted cash, totaled $14.4 million, after a $1.0 million principal loan repayment.  Total debt as of December 31, 2012, was $11 million.

Conference Call

Alvarion management will host a conference call today, March 4, 2013, at 9:00 a.m. EST to discuss fourth quarter and full year 2012 results and other matters.

Please call the following dial in number to participate:

USA: +1 800-230-1059; International: +1 612-234-9959

The public is invited to listen to the live webcast of the conference call.  For details please visit Alvarion’s Investor Relations website at www.alvarion.com/investors/webcasts.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on March 4, 2013 through 11:59 a.m. EST on March 11, 2013.

To access the replay, please call:

USA: +1 800-475-6701; International: +1 320-365-3844

To access the replay, users will need to enter the following code: 284083

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

			Three	Three	Three
	Year Ended	Year Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	Dec 31,	December 31,	Sept 30,
	2012	2011	2012	2011	2012

Sales	$49,949	$72,273	$8,150	$19,918	$10,930

Cost of sales	29,494	38,926	5,036	10,360	5,860
Inventory write-off	4,217	-	-	-	4,217

Gross profit	16,238	33,347	3,114	9,558	853

Operating expenses:
Research and development, net	12,664	10,708	2,001	3,699	3,432
Selling and marketing	13,177	18,304	2,126	4,907	2,827
General and administrative	7,104	5,170	2,993	1,427	1,383
Amortization of intangible assets	2,235	186	559	186	558
Other charges (*)	-	11,020	-	2,456	-
Acquisition related expenses (**)	1,102	2,622	241	2,622	287

Total Operating expenses	36,282	48,010	7,920	15,297	8,487

Operating loss	(20,044)	(14,663)	(4,806)	(5,739)	(7,634)

Financial expenses, net	(2,973)	(1,015)	(349)	(546)	(1,178)

Net loss from continuing operations	(23,017)	(15,678)	(5,155)	(6,285)	(8,812)

Loss from discontinued operations, net	(32,121)	(18,144)	(11,798)	(5,943)	(11,774)

Net loss	$(55,138)	$(33,822)	$(16,953)	$(12,228)	$(20,586)

Basic net loss per share:
Continuing operations	$(0.37)	$(0.25)	$(0.08)	$(0.10)	$(0.14)
Discontinuing operations	(0.51)	(0.29)	(0.19)	(0.10)	(0.19)
	(0.88)	(0.54)	(0.27)	(0.20)	(0.33)
Weighted average number of shares used in computing basic net loss per share	62,601	62,302	63,050	62,335	62,520

Diluted net loss per share:
Continuing operations	$(0.37)	$(0.25)	$(0.08)	$(0.10)	$(0.14)
Discontinuing operations	(0.51)	(0.29)	(0.19)	(0.10)	(0.19)
	(0.88)	(0.54)	(0.27)	(0.20)	(0.33)

Weighted average number of shares used in computing diluted net loss per share	62,601	62,302	63,050	62,335	62,520

(*) Results of the organizational change and other.
(**) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three				Three
	Months Ended				Months Ended
	December 31,				September 30,
	2012				2012
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$8,150	$-		$8,150	$10,930

Cost of sales	5,036	-		5,036	5,844

Gross profit	3,114	-		3,114	5,086

Operating expenses:
Research and development, net	2,001	-		2,001	3,405
Selling and marketing	2,126	-		2,126	2,798
General and administrative	2,993	(6	) (a)	2,987	1,355
Amortization of intangible assets	559	(559	) (b)	-	-
Acquisition related expenses	241	(241	) (c)	-	-

Total Operating expenses	7,920	(806)		7,114	7,558

Operating loss	(4,806)	806		(4,000)	(2,472)

Financial expenses , net	(349)	-		(349)	(1,178)

Net loss from continuing operations	(5,155)	806		(4,349)	(3,650)

Loss form discontinued operations, net	(11,798)	11,798		-	-

Net loss	(16,953)	12,604		(4,349)	(3,650)

Basic net loss per share:
Continuing operations	(0.08)			(0.07)	(0.06)
Discontinuing operations	(0.19)			0.00	0.00
	$(0.27)			$(0.07)	$(0.06)

Weighted average number of shares used in computing basic net loss per share	63,050			63,050	62,520

Diluted net loss per share:
Continuing operations	(0.08)			(0.07)	(0.06)
Discontinuing operations	(0.19)			0.00	0.00
	$(0.27)			$(0.07)	$(0.06)

Weighted average number of shares used in computing diluted net loss per share	63,050			63,050	62,520

(a) The effect of stock-based compensation.
(b) The effect of amortization of purchased intangibles.
(c) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND
OTHER CHARGES

U.S. dollars in thousands (except per share data)

			Three	Three	Three
	Year Ended	Year Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,	September 30,
	2012	2011	2012	2011	2012

Net loss from continuing operations	$(23,017)	$(15,678)	$(5,155)	$(6,285)	$(8,812)

Amortization of intangible assets	2,235	1,764	559	1,764	558

Stock based compensation expenses related to ASC 718	938	1,671	6	263	100

Other charges (*)	-	11,020	-	2,456	-

Acquisition related expenses (**)	1,102	2,622	241	2,622	287

Inventory write-off	4,217	-	-	-	4,217
Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and other expenses from continuing operations	$(14,525)	$1,399	$(4,349)	$820	$(3,650)

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$(0.23)	$0.02	$(0.07)	$0.01	$(0.06)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,601	62,302	63,050	62,335	62,520

Diluted net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.23)	$0.02	$(0.07)	$0.01	$(0.06)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,601	63,891	63,050	62,921	62,520

(*) Results of the organizational change and other.
(**) Charges related to the acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2012	2012
ASSETS
Cash, cash equivalents, short-term and long-term investments	$10,736	$13,748
Restricted Cash	3,679	1,500
Trade receivables	10,256	13,325
Other accounts receivable	6,299	11,862
Inventories	9,282	8,600
Current assets of discontinued operations	21,798	48,494

LONG TERM Trade receivables	-	-

PROPERTY AND EQUIPMENT, NET	3,438	3,677

GOODWILL AND INTANGIBLE ASSETS, NET	31,098	31,657

TOTAL ASSETS	$96,586	$132,863

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long term loan	$10,999	$12,032
Trade payables	8,449	11,824
Other accounts payable and accrued expenses	17,730	26,570
Liabilities - discontinued operations	15,698	24,853

Total current liabilities	52,876	75,279

Long term accrued expenses	7	17
Long term employees liabilities	252	260
Long term liabilities others	7,149	6,232

Total long term liabilities	7,408	6,509

TOTAL LIABILITIES	60,284	81,788

SHAREHOLDERS' EQUITY	36,302	51,075

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$96,586	$132,863

ALVARION LTD. & ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
December 31, 2012

Cash flows from operating activities:
Net loss	$(16,953)
Net loss from discontinued operations	(11,798)
Net loss from continuing operations	(5,155)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	495
Amortization of intangibles assets	559
Stock based compensation expenses ASC 718	6
Decrease in trade receivables	3,069
Decrease in other accounts receivable and prepaid expenses	6,433
Increase in inventories	(682)
Decrease in trade payables	(3,375)
Increase in other accounts payables and accrued expenses	(7,544)
Decrease in long term accrued expenses	(10)
Decrease in long term employees liabilities	(8)
Increase in long term liabilities	917
Net cash used in continuing operating activities	(5,295)
Net cash provided by discontinuing operating activities	5,749
Net cash provided by operating activities	454

Cash flows from investing activities:
Purchase of fixed assets	(256)
Investment in restricted cash	(2,179)
Net cash used in continuing investing activities	(2,435)
Net cash used in discontinuing investing activities	0
(2,435)
Cash flows from financing activities:
Proceeds from exercise of employees' stock options	2
Repayment of long term loan	(1,033)
Net cash used in financing activities	(1,031)

Decrease in cash, cash equivalents, short-term and long-term investments	(3,012)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	13,748
Cash, cash equivalents, short-term and long-term investments at the end of the period	$10,736